Exhibit 99.1

Internal use : Of. De Partes S.V.S.

FORM No. 1 Payment of Dividend

	0.01 Original information: yes (yes/no)	0.02 Date sent : 27/12/02 (DD MM YY)

1.-	Identification of the Company and the Event

	1.01 R.U.T.: 96.439.000-2	1.02 Date sent (original form) : 27/12/02 (DD MM YY)

1.03 Company Name : DISTRIBUCION Y SERVICIO D&S S.A.

	1.04 Securities Register No.: 0593	1.05 Stock Series : Single unique

	1.06 Ticker Symbol : D&S	1.07 Event Id.. : Dividend No. 34

2.-	Agreement and Amount of Dividend

2.01 Date of Agreement : 26.12.02 (DD MM YY)

	2.02 Approved by : 3	(1: General Shareholders Meeting.; 2: Extraordinary Shareholders Meeting; 3: Board Meeting).

	2.03 Total Amount of Dividend : Ch$ 6.900.000.000	2.04 Currency : Ch $; _______

3.-	Entitled Shares and Shareholders

	3.01 Number of shares : 1.380.000.000.-	3.02 Cut-off date : 09.01.03 (DD MM YY)

4.-	Type of dividend

	4.01 Type of Dividend : 1	(1: Provisory; 2: Final Minimum Compulsory; 3: Final eventual or additional dividend ).

4.02 Closing of fiscal year : 31.12.02 (DD MM YY)

	4.03 Form of Payment : 1	(1: Cash; 2: Optional in cash or same kind of shares; 3: Optional in cash or shares of another company; 4: Other modality).

5.-	Cash Payment of Dividend (Either in cash or optional in cash or shares).

	5.01 Payment in Cash : _____Ch$ 5 /share	5.02 Currency : Ch$, —

	5.03 Date of Payment : 15.01.03	(DD MM YY)

6.-	Distribution of Optional Dividend in Shares

	6.01 Start Date for Option : —	(DD MM YY)

	6.02 End Date of Option : —	(DD MM YY)

	6.03 Date of share certificate delivery : —	(DD MM YY)

	6.04 Series available for option : —	(Only if option is on shares of the same kind)

	6.05 Shares after event : —	(Only if option is on shares of the same kind)

	6.06 R.U.T. of issuing Company : —	(Only if option is on shares of which the Company is shareholder).

6.07 Ticker Symbol : —

	6.08 Share Equivalence Factor : —	Shares to be received per each voting share

	6.09 Price of share : —	/share.

6.10 Currency : $, —

7.-	Remarks

– The Company will determine and inform conveniently the amount of credit corresponding to shareholders for the referred dividend.

– Starting January 15, 2003, this dividend will be paid in checks at the offices of the Company’s Stock Management Department, Depósito Central de Valores S.A., Depósito de Valores (Securities Depositary)-DCV- located on Huérfanos #770, 22nd floor, Santiago, from Monday through Friday, from 09:00 am to 1:30 pm. The check corresponding to the dividend will be sent by registered mail or deposited in the shareholder’s current or savings account in accordance with their previously specified instructions.

– The corresponding advertisement will be published in El Mercurio de Santiago newspaper, within 20 days prior to the cutt-off date for shareholders entitled to payment of this dividend.

– The dividend to be distributed corresponds to a provisory dividend of Ch$5 per share.

* Declaration: “The undersigned declares that information contained in this Form is a faithful expression of the truth and takes legal responsibility for the accuracy of this information.”

RICARDO MENDOZA VIVANCO Legal Representative Distribución y Servicio D&S S.A.